EXHIBIT 99.1

Biodexa Announces Positive Phase 2 Clinical Trial Results of eRapa™ at 12 months in Familial Adenomatous Polyposis (FAP)

June 24, 2024

Biodexa Pharmaceuticals PLC

Biodexa Announces Positive Phase 2 Clinical Trial Results of eRapa™ at 12 months in Familial Adenomatous Polyposis (FAP)

Overall 75% Non-progression Rate at 12 Months

Median Decrease in Overall Polyp Burden at 12 Months of 17%

Cohort 2 Non-progression Rate at 12 months of 81% and Median Decrease in Poly Burden of 29% Informs Phase 3 Dosage Regimen

Data Reported in Oral Presentation at 2024 Bi-Annual InSIGHT Meeting

(DATELINE) JUNE 24 -- Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, announced that 12 month results of a Phase 2 clinical trial of eRapa™ in Familial Adenomatous Polyposis (“FAP”) (NCT04230499) were reported in an oral presentation at the prestigious 2024 InSIGHT bi-annual meeting in Barcelona by Carol Burke, M.D., a specialist gastroenterologist at the Cleveland Clinic and a leading authority in FAP, a mostly genetic disease of precancerous polyps for which the only current remedy is surgical removal of the colon and/or rectum.

The Phase 2 study was partially supported by $3 million in grant funding from the Cancer Prevention and Research Institute of Texas (CPRIT) under product development awards DP22053 and DP190069.   The Phase 3 study of eRapa in FAP is supported by a $17 million grant from CPRIT. Dr. Burke is the Principal Investigator for the both the Phase 2 study and the upcoming Phase 3 registrational study.

Stephen Stamp, CEO of Biodexa, said, “The promising Phase 2 results, if confirmed in a registrational Phase 3 study, may delay or potentially obviate the need for resection of the colon and/or rectum in FAP patients. The six-month, and now 12-month, data together with its apparent tolerability suggest longer term use of eRapa may be possible, with the potential to forestall resection and substantially increase the quality of life of patients with this devastating pre-cancerous condition impacting up to 40,000 patients in the U.S. and up to 60,000 in Europe.”

Design of the Phase 2 study
The open-label study was conducted in seven U.S. centers of excellence in 30 adult patients with median age of 43 years with intact colon (n=6) or post-colectomy and ileo-rectal anastomosis and at least 10 adenomas in the rectal remanent (n=24).

Patients were sequentially enrolled into three dosing cohorts of 10 patients each for a 12-month treatment period: 0.5mg every other day (Cohort 1), 0.5mg daily every other week (Cohort 2), and 0.5mg daily (Cohort 3). Upper and lower endoscopic surveillance occurred at baseline and after six months. Although the primary endpoints were safety and tolerability of eRapa and percentage change from baseline in polyp burden at six months, as measured by the aggregate of all polyp diameters, patients continued to receive treatment and monitoring for 12 months (secondary endpoint).

Results of the Phase 2 study at 12 months
Overall, 21 of 28 (75%) patients were deemed to be non-progressors at 12 months with a median reduction in polyp burden of 17%.

In Cohort 2, eight of nine (89)% of patients were deemed non-progressors at 12 months with a median reduction in polyp burden of 29%.

Over the course of 12 months, there were four related Grade 3 or higher and one related Serious Adverse Event reported during the trial and 95% compliance rate at 12 months. One patient was removed from the trial due to non-compliance.

In summary, eRapa appeared safe and well-tolerated with a median 17% reduction in the total polyp burden at 12 months compared with baseline and an overall 75% non-progression rate. The 89% non-progression rate and 29% median reduction in polyp burden in Cohort 2 is likely to be the preferred dosage regimen for Phase 3.

Polyp burden data at six months compared with baseline was presented at the Digestive Disease Weekly scientific conference in Washinton D.C. on May 21, 2024.

Planned Phase 3 registrational study of eRapa in FAP
The Phase 3 registrational study is planned to be a double-blind placebo-controlled design recruiting approximately 140 high risk patients diagnosed with germline or phenotypic FAP. The primary clinical endpoint is likely to be the first progression free survival event which will include major surgery (or referral thereto), polypectomy for advanced neoplasia, advancement of Spigelman stage, diagnosis of high-grade dysplasia or cancer and death from any cause. A $17 million grant from CPRIT will support this study.

About eRapa
eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis1. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035, with other pending applications potentially providing further protection beyond 2035.

eRapa in FAP
FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US2 and one in 11,300 to 37,600 in Europe3. eRapa has received Orphan Designation in the US with plans to seek such designation in Europe. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP.

About the Cancer Prevention and Research Institute of Texas
CPRIT was created by the Texas Legislature and approved by a statewide vote in 2007 to lead the Lone Star State’s fight against cancer. In 2019, Texas voters again voted overwhelmingly to continue CPRIT with an additional $3 billion for a total $6 billion investment in cancer research and prevention. To date, CPRIT has awarded over $3 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has also recruited more than 281 distinguished researchers to Texas, supported the establishment, expansion or relocation of 51 companies to Texas and generated over $7.66 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided over 8.1 million life-saving cancer prevention and early detection services to Texans in all 254 counties. Learn more at https://cprit.texas.gov.

1.        Tian et al., mTOR Signalling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755
2.        www.rarediseases.org
3.        www.orpha.net

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Tel: +44 (0)29 20480 180 www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer: tolimidone, under development as a for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

 Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.